SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: May 2004

                        Commission File Number: 001-16429

                                     ABB Ltd
                    -----------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                    -----------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                                   -----------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                     -------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X             Form 40-F
                                   ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No   X
                              ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated May 18, 2004, announcing that at the group's annual general meeting the ABB shareholders approved the re-election of the board of directors for a further one-year term of office.

Press Release                                                         [ABB Logo]

For your business and technology editors

ABB shareholders re-elect board of directors

Zurich, Switzerland, May 18, 2004 - At the group's annual general meeting today, ABB shareholders approved the re-election of the board of directors for a further one-year term of office.

Shareholders overwhelmingly voted in favor of re-appointing the board, which comprises eight members from six countries. The board said before the annual general meeting that, if re-elected, it would re-appoint Jurgen Dormann as chairman, and Jacob Wallenberg as lead director.

At the meeting, Dormann confirmed ABB's business outlook for 2004 and the previously-communicated targets for 2005.

The shareholders also overwhelmingly approved the other items on the agenda, including the annual report, the consolidated financial statements and the annual financial statements for 2003.

A total of 1,087 shareholders attended the annual general meeting, representing 49 percent of the total share capital entitled to vote.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 113,000 people.



For more information please contact:

Media Relations:                             Investor Relations:
ABB Corporate Communications, Zurich         Switzerland: Tel. +41 43 317 3804
Thomas Schmidt, Wolfram Eberhardt            Sweden: Tel. +46 21325 719
Tel: +41 43 317 6568                         USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                         investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  May 18, 2004                     By:        /s/ HANS ENHORNING
                                           -----------------------------------
                                           Name:  Hans Enhorning
                                           Title: Group Vice President,
                                                  Assistant General Counsel



                                        By:        /s/ FRANCOIS CHAMPAGNE
                                           -----------------------------------
                                           Name:  Francois Champagne
                                           Title: Group Vice President,
                                                  Senior Counsel